555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
October 9, 2020	Frankfurt	San Francisco
	Hamburg	Seoul
Via EDGAR	Hong Kong	Shanghai
	Houston	Silicon Valley
Securities and Exchange Commission	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Washington, D.C. 20549	Milan

Attn:	Division of Corporation Finance
Sonia Bednarowski
John Dana Brown
Michael Volley
John Nolan

Re:	GCM Grosvenor Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 5, 2020
File No. 333-242297

Ladies and Gentlemen:

On behalf of our client, GCM Grosvenor Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 8, 2020 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on October 5, 2020. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	Please make the following revisions or advise. Add GCM Investments GP LLC to the Organizational Chart on page 16. Add the unaffiliated third party investor with an interest in Mosaic to the Organizational Chart. Show in that chart or notes thereto why Lakeshore Investments GP, LLC is a related party, as noted on page F-48, including any voting and economic interest held in or by the entities shown on this page.

Response: The Company acknowledges the Staff’s comment and has revised pages 16 and 17 of the Registration Statement accordingly.

October 9, 2020

Amendment No. 2 to Registration Statement on Form S-4

General

2.	Please be advised that the Division of Investment Management continues to review the matter addressed in comment 13 of our letter dated September 3, 2020. All comments, including those issued by the Division of Investment Management, must be resolved prior to effectiveness.

Response: In response to communications with the Divisions of Investment Management regarding the Registration Statement, the Company has revised page 68 of the Registration Statement.

Summary Term Sheet, page xii

3.	We note your response to our prior comment 1 and reissue in part. Please revise to additionally disclose the dollar amount of the aggregate value that the GCMH Equityholders will receive pursuant to the Transactions, including both cash and noncash.

Response: The Company acknowledges the Staff’s comment and has revised page xvi of the Registration Statement accordingly.

What happens if a substantial number of public stockholders vote in factor of the Business

Combination Proposal, page xix

4.	We note your response to comment 2 on page xix that 13,874,445 shares of CFAC Class A common stock may be redeemed “[b]ased on the Trust Account figures as of June 30, 2020” For clarity, please disclose here the maximum number of public shares that may be redeemed such that CFAC is able to satisfy the Minimum Available CFAC Cash Amount without requiring the GCMH Equityholders and affiliates either to raise the Additional Holder Equity Amount or to waive the requirement based upon the Trust Account figures as of September 15, 2020. In this regard, we note your disclosure that in September 2020 stockholders holding 6,592,942 shares of CFAC Class A common stock exercised their redemption rights, reducing the amount in the Trust Account by $68.4 million.

Response: The Company acknowledges the Staff’s comment and has revised page xix of the Registration Statement accordingly.

Questions and Answers About the Proposals For CFAC Stockholders, page xxiv

5.	We note your response to our prior comment 3 and reissue in part. Additionally state the percentage economic and voting interest in the limited partnership represented by the 7.3% limited partnership interest that H&F is selling. State here the aggregate value of consideration that holders of CFAC common stock will receive for their shares pursuant to the Transactions. State the percentage voting and economic interest, direct and indirect, in GCMH that the CFAC public stockholders will receive in return.

Response: The Company acknowledges the Staff’s comment and has revised page xxiv of the Registration Statement accordingly.

Certain Relationships and Related Person Transactions

GCM Grosvenor, page 258

6.	Please file the related person agreements with Mr. Malkin disclosed in this section as exhibits to your registration statement or tell us why you believe this is not necessary.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed its principal headquarters lease agreement (as disclosed on page 259 of the Registration Statement) and amendments thereto as exhibits to the Registration Statement, and has determined that there are no other arrangements with Mr. Malkin that require documents to be filed under Item 601(b)(10) of Regulation S-K. In addition to its consideration of the requirements of Item 601(b)(10) of Regulation S-K, the Company also advises the Staff that it is a matter of long standing firm practice that current and former executives such as Mr. Malkin invest on a no fee no carry basis, and there are no agreements with regard to utilizing the insurance agency or with regards to the employment of Mr. Malkin’s immediate family member, who serves as an associate for the firm.

* * * *

October 9, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Drew Capurro, at (714) 755-8008.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

cc:	Michael J. Sacks, Chief Executive Officer, GCM Grosvenor Inc.

Burke Montgomery, General Counsel, Grosvenor Capital Management

Justin G. Hamill, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

Stuart Neuhauser, Ellenoff Grossman & Schole LLP

Douglas S. Ellenoff, Ellenoff Grossman & Schole LLP

Joshua N. Englard, Ellenoff Grossman & Schole LLP

Ken Lefkowitz, Hughes Hubbard & Reed LLP

Gary J. Simon, Hughes Hubbard & Reed LLP

Michael Traube, Hughes Hubbard & Reed LLP